[LETTERHEAD OF STROOCK & STROOCK & LAVAN]






February 13, 1952


The Dreyfus Fund Incorporated
50 Broadway
New York 4, New York

Dear Sirs:

This letter is in response to your request for our opinion in connection with a Registration Statement which you are about to file on Form S-5 with the Securities and Exchange Commission for registration under the Securities Act of 1933 of 250,000 shares of your capital stock.

We have acted in the capacity of counsel for The Nesbett Fund Incorporated, whose name has now been changed to The Dreyfus Fund Incorporated, since on or about March 15, 1951, and are familiar with your organization, the corporate status and the legality of your capital stock. Your distributing agreement with The Dreyfus Corporation and your management contract with The Dreyfus Corporation, each dated May 23, 1951, are also known to us.

We advise you that in our opinion: (1) The Dreyfus Fund Incorporated is a corporation duly organized and validly existing under the laws of the State of Maryland, with an authorized capital stock consisting of 1,000,000 shares, all of the same class and of the par value of $1.00 each; (2) shares of the capital stock of The Dreyfus Fund Incorporated, when issued in accordance with the above mentioned distributing agreement, are or will be legal and validly issued, full paid and non-assessable.

We herewith give our permission to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement referred to above. In giving such permission, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission hereunder.

Very truly yours,

STROOCK & STROOCK & LAVAN

By: /s/MILTON N. SCOFIELD

dl/es